Exhibit 1
                                                                    NEWS RELEASE
                                                                October 15, 1996


FOR IMMEDIATE RELEASE


                       GREENTREE SOFTWARE, INC. ANNOUNCES
             PRIVATE OFFERING OF COMMON SHARES AND CONVERTIBLE DEBT


SARASOTA, FLORIDA, OCTOBER 15, 1996 -- GREENTREE SOFTWARE, INC. (OTC BULLETIN
BOARD: GTSW) today announced that it is currently engaged in an effort to raise up to $1.25 million through a private offering of its common shares and convertible debt. The per share price of its common shares is expected to be $.25. The convertible debt will be issued at face value, have a two year term, accrue interest beginning six months after issuance, and will convert to common shares at a conversion price of one share for each $.25 of outstanding principal and accrued interest upon the filing of an amendment to the Company's Certificate of Incorporation increasing the number of authorized common shares. As additional consideration for the private offering, the Company will issue common shares purchase warrants exercisable for one common share for every two common shares or conversion shares purchased, at an exercise price to be determined based on a formula. The proceeds of this private offering will be used to pay outstanding accounts payable, amounts owed to current and former employees and consultants, and to faciliate marketing and sales efforts and customer support functions.

THE SECURITIES OFFERED AND SOLD BY THE COMPANY IN THE PRIVATE OFFERING HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION.